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Exhibit 1

Durban Roodepoort Deep, Limited ARBN 086 277 616 / South African Reg. No. 1895/000926/06

Fourth Supplementary Bidder's Statement

1.     Introduction

        This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth). It is the fourth supplementary bidder's statement (Fourth Supplementary Bidder's Statement) issued by Durban Roodepoort Deep, Limited ARBN 086 277 616 / South African Reg. No. 1895/000926/06 (DRD) in relation to its off-market takeover offer (Offer) for all the ordinary shares in Emperor Mines Limited ABN 61 007 508 787 (Emperor). This Fourth Supplementary Bidder's Statement supplements, and should be read together with, DRD's bidder's statement dated 26 March 2004 (Bidder's Statement) and DRD's other supplementary bidder's statements dated 4 May 2004, 19 May 2004 and 16 June 2004.

2.     Close-out of Eskom hedge

        On 28 June 2004, DRD announced that it will be closing out its only remaining hedge contract, the Eskom gold for electricity swap, in line with its policy of not hedging gold production. To fund the close out of the Eskom hedge, DRD has agreed to a R100 million short-term loan facility with Investec Bank Limited, a South African bank. Details of the close out of the Eskom hedge, as well as the loan agreement with Investec Bank Limited, are set out in DRD's announcement, which is attached as Annexure A.

3.     Investor Brief

        On 28 June 2004, DRD released to ASX (as well as other exchanges on which DRD is listed), an investor brief providing an update of DRD's recent activities. A copy of the "DRD Investor Brief" is attached as Annexure B.

4.     Takeover offer declared free from defeating conditions

        On 6 July 2004, DRD announced that it has waived the last remaining defeating condition to its Offer (namely the 90% minimum acceptance condition—section 9.8(a) of the Bidder's Statement). The Offer is now unconditional.

        A copy of the formal notice under section 650F of the Corporations Act freeing the Offers from all defeating conditions is attached as Annexure C.

Other notices

        Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this Fourth Supplementary Bidder's Statement.

        A copy of this Fourth Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

        Signed for and on behalf of DRD following a resolution of the directors of DRD

/s/ ANTON LUBBE Anton Lubbe, Alternate Director Dated: 6 July 2004

U.S. Disclosures

        The DRD shares offered under the takeover referred to in this Fourth Supplementary Bidder's Statement have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

        The offer described in DRD's Bidder's Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder's Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

Annexure A—DRD announcement of 28 June 2004—close-out of Eskom hedge

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE Share code: DUR
ISIN: ZAE000015079
ARBN number: 086 277 616
NASDAQ Trading Symbol: DROOY
(DRD)

DRD CLOSES OUT LAST REMAINING HEDGE

        DRD is pleased to announce that it will be closing out its only remaining hedge contract in line with its policy of not hedging gold production.

        The hedge is a gold for electricity contract with Eskom, the South African power utility, and was largely closed out in early 2004. The remaining 135 000 ounces of gold hedged under the contract covers the period January 2005 to September 2005 and DRD expects that it will be closed out by next week.

        DRD Chief Executive Officer Ian Murray said: We have been keen to close out this remaining hedge contract and the current low Rand gold price has presented an ideal opportunity to achieve this. DRD will now provide shareholders with even more direct exposure to the gold price.

        To fund the closing out of the Eskom hedge, DRD has agreed a R100 million (US$15.8 million/A$22.6 million) short-term loan facility with Investec Bank Limited (Investec), a South African bank. The loan is based on commercial terms and conditions and is repayable at DRDs election, either in cash, in DRD shares or a combination of both.

        The number of shares that could be issued to Investec under this loan is dependent on the average price of DRD shares as traded on the JSE Securities Exchange South Africa (JSE) for the ten trading days prior to the dates of repayment. At the closing share price on the JSE on 24 June 2004 of R16, approximately 6.25 million shares may be issued or 2.6% of the enlarged capital, assuming the full facility is drawn down.

        DRD estimates the cost of closing out the hedge will be around R60 million (U$9.5 million/A$13.6 million). The balance of R40 million (U$6.3 million/A$9.0 million) will be available for any required injection of funds into Emperor Mines Limited (Emperor) if and when that company comes under DRDs full ownership. The funds will not be used for the acquisition of Emperor shares.

        DRD has previously indicated that, in its view, Emperor will require additional funding to complete its Phase II capital expansion plan and possibly for other plant upgrades, including those required to release the significant build up of gold in circuit.

        Any injection of funds into Emperor will depend in part on the level of acceptances under the current takeover offer. DRD has received a recommendation by a majority of the independent directors of the Emperor Mines Limited board that shareholders accept DRDs final, revised offer of five DRD shares for every 22 Emperor shares it does not already own. DRD currently has an interest in 26% of Emperor. If the offer is unsuccessful, DRD may choose not to further draw down the loan facility or, alternatively, will use the funds for general corporate purposes.

        DRD is offering to acquire all of the shares in Emperor by way of a takeover offer. The outcome of the takeover is not yet known, as the remaining 50.1% minimum acceptance requirement has not yet been satisfied. The offer is scheduled to close on 14 July 2004 unless extended.

Johannesburg
28 June 2004

U.S. DISCLOSURES

        The DRD shares mentioned in this release and offered in the take-over offer have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

        The offer described in DRDs Bidders Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidders Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperors shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States.

        Emperors shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. courts judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRDs Bidders Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

Queries
South Africa
Investor and Media Relations
Ilja Graulich,
Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)
James Duncan,
Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St Jamess Corporate
+44 20 7499 3916 (office)
+44 779 863 4398
North America
Investor Relations
Susan Borinelli,
Breakstone & Ruth International
+1 646-536-7018 (office)
+1 917-570-8421 (mobile)
Media Relations
Jessica Anderson,
Breakstone & Ruth International
+1 646-536-7002 (office)
+1 347-423-5859 (mobile)
Date: 28 June 2004 09:30:13 AM Produced by the JSE SENS Department

Annexure B—DRD Investor Brief

DRD Investor Brief

Doing business in SA no mean feat

        South African gold production hit a new ten year low at 84 tonnes last quarter, which compares with 92 tonnes in the previous comparable period. The strong Rand has been eroding the competitiveness of the SA gold mining industry, and the turkeys are now coming home to roost. The situation has worsened further recently with the local gold price declining by around another 10% since the end of the quarter. Indeed, the SA Rand seems to have mysteriously "decoupled" from the US dollar and is developing a strength of its own, which is quite remarkable given the apparent increase in risk associated with the SA economy. Recently, the Fraser Institute, out of Canada, rated South Africa's exploration risk as behind Ghana and China and only slightly ahead of India and Russia.

        Very soon, given this severe revenue squeeze, unrelenting cost pressures from monopolistic suppliers and heightened risk, the sound of businesses going "pop" should shortly become deafening. The Chamber of Mines in SA reckons that approximately one third of gold production is now loss making—and that's before capital expenditure is taken into account.

        Far from seeing an industry in crisis, the response from Government has been one of almost xenophobia. Mining executives have been accused of "demonizing the new Minerals Bill" and performing "unpatriotic acts". This is hardly a time for political rhetoric, but one for pragmatic, commercial action if gold reserves are to be maintained for the benefit of both shareholders and the South African economy alike.

        Fortunately for DRD shareholders, our diversification has come to the rescue, and far from being "unpatriotic" has allowed us to turn around mines which would have closed years ago. We are now taking this a step further with our bid for Emperor Gold. However, we have to be commercial and concentrate on shareholder value and let Governments' deal with the national interest.

        In keeping the boat float in SA, we are continuing to lift our grades and control our costs. We will accelerate the closure of old shafts where we cannot see a future, and there will be job losses, both as result of these premature capacity "retirements" and as a result of increasing productivity. We are currently reviewing a number of our operations continuingly striving to mine quality rather that quantity ounces. In order to get the gold out of the ground quicker, we are targeting face advances of 4.0m/week. In order to ensure the best margins, we are controlling the pay limits at each shaft on a monthly basis.

        It is a daunting task, and one which is requiring great skill and determination from our operations team in SA. However, it would be one made a lot simpler and easier if we had stakeholder encouragement, and policy to encourage mining in South Africa, and all the wealth creation associated with it, rather than winning First Prize for the soundest monetary policy. After all—it's only investment and profits that preserve jobs, and in mining, once an ore reserve is lost, no amount of "incentive" can bring it back. South Africa might wind up with US dollars in the bank but no gold in the ground—and that is the financial equivalent of a one way ticket to hell.

Regards,
Mark Wellesley—Wood
Executive Chairman

DRD to seek Papua New Guinea listing

        DRD, one of Papua New Guinea's leading gold miners, announced on Monday 10 June 2004 its intention to seek a listing on the country's Port Moresby Stock Exchange.

        South African-based DRD has owned and operated the Tolukuma Gold Mine in PNG since 2000 and recently acquired the Oil Search interest in the Porgera Gold Mine Joint Venture.

        Annual production from the company's PNG gold mining interests has risen to 300,000 ounces a year. In the last quarter, just under one third of the company's total gold production of 240,758 ounces came from its PNG operations, at the lowest cost within the DRD group.

        "This growth, we believe, makes it imperative for us to give all PNG residents an opportunity to invest in our company, and so, in one of the country's fastest growing natural resources-based industries," said DRD Executive Chairman Mark Wellesley-Wood.

        "A Port Moresby Stock Exchange listing for DRD gives potential PNG investors in our company the simplest, most straight-forward and equitable means of doing so.

        "We encourage stakeholder participation along the lines of empowerment deals being promulgated in South Africa. We have some PNG shareholders already and some of our local employees have share options in the company."

        A key attraction for investors in DRD worldwide, Wellesley-Wood said, was the liquidity of the company's stock.

        "Ours is the most heavily traded gold stock in the world; about five times DRD's capital has traded over the past year, with over four million shares trading every day on average across eight international exchanges."

        Elaborating on DRD's commitment to the future of PNG's mining industry, Wellesley-Wood said the company was the largest holder of exploration tenements in the country, and will be seeking development partners to assist in bringing several of these promising targets into production.

        Further, in terms of its current mining operations, DRD had applied to good effect its experience of turning around deep-level South African gold mines at Tolukuma.

        "When we took over four years ago, the mine had less than two years of life left; since then we have extended this to beyond 2008 and grown production to 85,000 ounces a year. We have increased employment opportunities and contributed substantially to improvements in community infrastructure.

        "At Porgera,we believe there is considerable potential to extend the life of mine beyond the current five years," Wellesley-Wood said.

DRD welcomes Emperor's recommendation of final offer

        On 10 June 2004, DRD's CEO, Ian Murray welcomed a decision by a majority of the independent directors of the Emperor Mines Limited board to recommend to shareholders that they accept DRD's final, revised offer for the company.

        DRD announced that it will increase its bid for Emperor to five DRD shares for every 22 Emperor shares it does not already own.

        The agreed offer represents an increase of 14% over DRD's previous offer. DRD's previous offer represented a 32% premium over the price at which Emperor was trading prior to the announcement of the offer on 8 March 2004.

        Said Murray, "We believe our original offer was fair based on Emperor's share price tracking the offer since the bid was launched. This new offer reflects our strong intention to proceed with the full takeover and add value to the Vatukoula Gold Mine in Fiji."

        DRD has decided to waive all but one of the conditions to the offer. The remaining minimum acceptance condition of 90% will be waived and the offer will become fully unconditional upon DRD becoming entitled to at least 50.1% of the total Emperor shares on issue.

DRD has also decided to:

  •
  shorten the time for payment of the offer consideration to accepting shareholders to within seven days after its offer becomes unconditional, or after acceptance of the offer, whichever is the latter; and

  •
  extend the offer period so that it will expire at 7pm (Sydney time) on Wednesday, 14 July 2004, unless extended in accordance with the Corporations Act.

The latest supplementary bidder's statement is available on
the DRD website—www.durbans.com

An IR update

        Roadshows are tough, especially in an environment in which, increasingly, investors have the ability to invest in a variety of stocks, in a variety of countries, in a variety of assets classes as new investment destinations open up.

        And talking to shareholders about DRD is not only about selling a gold stock; it is also about selling South Africa. International investors are well informed about the country but demand to hear the "real story" from management. Given the number of different companies that come through their doors, they can then gauge what is right and what is wrong, and base their decisions on the back of proprietary research and management's views.

        For DRD specifically, these roadshows are all about maintaining existing relationships, while breaking new ground by visiting new funds. But not only funds are targeted; the company also has an active retail investor base that is serviced through our newsletters and websites, as well as through interaction with management at various trade shows.

        The last roadshow was intended to drive home our strategy—one of maintaining our leverage in South Africa, preserving our ounces, looking for opportunities, but taking advantage of what we believe is our competitive edge—offshore growth.

        The latest roadshow saw DRD present its credentials to funds across the USA and Canada, where interest in the four-way tussle over Wheaton River and IAMGold spurred renewed interest in the gold sector—interest that had been lagging of late as the gold price tries to overcome one of its more schizophrenic periods.

        The sentiment towards DRD and its strategy was very positive—fund managers saw the potential for a company our size (+-1m ounces of gold production a year) becoming a consolidator of assets in a region—in our case, the Rim of Fire—and how focus rather than a shotgun approach to buying assets will add value.

        Questions from all of the funds visited, however, continue to focus on South Africa and how not only DRD, but the mining industry as a whole is coping with the strong Rand. To the extent that there is negative sentiment, the feeling is that the government no longer sees mining as a mainstay of the economy and that other sectors will be favored for investment incentives. This is true in a way, in that mining directly only makes up some 6% of GDP; indirectly, through the support industries ranging from banking to engineering, to various other suppliers, the GDP contribution is much higher, though.

        With institutional ownership in DRD increasing from some 5% at the beginning of last year to some 40% currently, and with over 100 institutions invested in the stock, evidence that shareholder meetings work is clear. DRD views communication as a top priority, and our open and honest commitment to informing the market about our activities will continue.

Ilja Graulich
GM:Investor Relations

INVESTOR CALENDAR

        A quick look at some of the important dates coming up in the near future. Please note all dates are subject to change without notice.

Quarterly results:	Board meetings:
June 2004 quarterly results: 5 August 2004	3 August 2004 26 October 2004
September 2004 quarterly results: 28 October 2004
AGM:
26 November 2004

Conferences and Trade Shows

        Come meet DRD management at the following conferences throughout the year.

SEPTEMBER
8 - 9 September	Las Vegas Precious Metals Conference
22 - 24 September	The 26th Annual San Francisco Money Show
26 - 29 September	Denver Gold Forum
OCTOBER
23 October	Chicago Natural Resource/Technology Conference
NOVEMBER
10 - 14 November	New Orleans conference
28 - 29 November	San Francisco Precious Metals conference

PLEASE NOTE

        DRD's email addresses have changed. In the future, please contact the relevant person as follows:

        firstname.lastname@za.drdgold.com, as per the example of ilja.graulich@za.drdgold.com

DRD Building, 45 Empire Road,
Parktown, Johannesburg
PO Box 390, Maraisburg 1700
Tel: +27 (11) 381 7800, www.durbans.com

WANT A QUICK RESPONSE TO YOUR
QUESTIONS ABOUT DRD?
Email: ilja.graulich@za.drdgold.com

        DRD's shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available. The offer described in DRD's Bidder's Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder's Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

Annexure C—Notice under section 650F of the Corporations Act

Durban Roodepoort Deep, Limited (ARBN 086 277 616 / South African Reg. No. 1895/000926/06)
Company notice—section 650F Corporations Act 2001
Notice that takeover offer free from defeating conditions

To:	Emperor Mines Limited
Australian Stock Exchange Limited

        For the purpose of section 650F of the Corporations Act 2001, Durban Roodepoort Deep, Limited (ARBN 086 277 616 / South African Reg. No. 1895/000926/06) (DRD) gives notice declaring its takeover offers dated 13 April 2004 for all the ordinary shares in Emperor Mines Limited (ABN 61 007 508 787) (Emperor) and all the contracts formed by the acceptance of those offers to be free of the conditions set out in section 9.8 of DRD's Bidder's Statement dated 26 March 2004 (as supplemented) (Bidder's Statement) including the condition set out in section 9.8(a) (Minimum acceptance condition) of the Bidder's Statement.

        To its knowledge, DRD's voting power in Emperor at the time of preparing this notice was 36.5%.

        Dated:    6 July 2004

U.S. Disclosures

        The DRD shares offered under the takeover offers contained in the Bidder's Statement have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

        The offer described in DRD's Bidder's Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder's Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

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  Exhibit 1
DRD Investor Brief